UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      August 11, 2006


via U.S. mail

Mr. Alfredo Garcia
Vice President and Chief Financial Officer
Eagle Rock Energy Partners, L.P.
14950 Heathrow Forest Parkway, Suite 111
Houston, TX 77032



      Re:	Eagle Rock Energy Partners, L.P.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed July 25, 2006
		File No. 333-134750

Dear Mr. Garcia:

      We have reviewed your response letter dated July 25, 2006, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form S-1/A-1 filed July 25, 2006

General

1. We have received your request for confidential treatment. We will issue in a separate letter any comments relating to the confidential treatment request. Depending on the nature of the comments, you may be required to revise the related disclosure in the prospectus and to refile the exhibit with changes. We will not be in a position to consider a request for accelerated effectiveness of the Form S-1 until all outstanding issues, including any relating to the request for confidential treatment, have been resolved.

2. We note your response to prior comments 4 and 30. We may have additional comments once you file all omitted documents.

Cover Page

3. Please revise to clarify that your listing on the Nasdaq Global Market is subject to the approval of your listing application, or advise why this is not more precise. See prior comment 33.

Summary of Risk Factors, page 4

4. You note on page 5 that increases in interest rates might impact the unit price or the ability to issue additional equity or to incur debt to make acquisitions or other purposes. If correct, disclose that an increase in interest rates might also impact your ability to make the forecasted distributions.

Non-GAAP Financial Measures, page 21

5. We note your disclosure regarding the usefulness of the measure adjusted EBITDA. Expand your disclosure to describe in more detail the manner in which you use the non-GAAP measure to conduct or evaluate your business; the economic substance behind your decision to use such a measure and the substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.

6. Amend the discussion of EBITDA to alert investors to the fact that the measure presented may not be comparable to similarly titled measures reported by other companies.





Our Cash Distribution Policy and Restrictions on Distributions,
page
47

7. We note your response to prior comment 26 and reissue in part.
Please clarify whether the general partner has absolute discretion with regard to the determination of expenses and the establishment of reserves.

Critical Accounting Policies and Estimates, page 88

8. We have considered your response to our prior comment number
36.
Revise your discussion of critical accounting policies to address the fact that you have limited historical data with which to judge the accuracy of your current estimates.

Eagle Rock Pipeline Results of Operations

Three Months Ended March 31, 2005 Compared with Three Months Ended March 31, 2006, page 93

9. Expand your discussion to address the known trends or uncertainties with regard to your derivative positions that you expect will have a favorable or unfavorable impact on future income from operations. Refer to Regulation S-K Item 303(a)(3)(ii).

Eagle Rock Pipeline, L.P.

Cash Flows from Operations, page 98

10. We have considered your response to our prior comment number
43.
Your presentation of changes in working capital items for fiscal
2005
appears to include the assumption of working capital items acquired in the ONEOK acquisition on November 30, 2005. The ONEOK working capital items purchased should be considered non-cash activity.
In
the period of acquisition, in the reconciliation of net income to operating cash flows, the changes in working capital items due to the purchase transaction should be subtracted from the gross change in each working capital item in order that the assumption of the working capital items not be reported as cash flows. Revise your statement of cash flows for the year ended December 31, 2005 to present the cash flows from operations, accordingly, or tell us why you believe your presentation is appropriate.

Management, page 126

11. We note that although the partnership agreement provides that your general partner has essentially "full power and authority to do all things," the general partner of your general partner, in fact, will be the one conducting your business and operations. In view of this, clarify your general partner`s involvement in your business and operations.

Reimbursement for Expenses of Our General Partner, page 128

12. We have considered your response to our prior comment number
48.
Your response did not address your accounting policy for the measurement and recognition of each of these expenses in your financial statements, such as whether these expenses will be recorded on a cash or accrual basis, and whether such expenses will be recorded in the same period as your general partner incurs such expenses. We reissue our prior comment 48 with respect to this item.

Executive Compensation, page 129

13. We note your response to prior comment 49 and reissue the comment in part. When the information is available, please disclose the amount of the annual retainer fees and the compensation for attending meetings for the board of directors of your general partner. Also file as exhibits and summarize the principal terms of the employment agreements once finalized.

Eagle Rock Pipeline, L.P.

Consolidated Balance Sheet, F-23

14. We have considered your response to our prior comment number
52.
We do not agree with your conclusions with regard to the $195.8 million reimbursement. The substance of this payment appears to be a reduction of the equity of the current ownership group.  Further, you
describe the reimbursement in note (f) to the unaudited pro forma
condensed financial statements as a distribution.   We continue to
believe the $195.8 million should be reflected in this pro forma statement, consistent with the pro forma statement presented on page
F-3.  Revise this statement and related disclosures accordingly.

Consolidated Statements of Cash Flows, F-25

15. We have considered your response to our prior comment number
53.
We are still unclear as to the exact nature of the "upfront cash payments for premiums". Please describe in detail the derivative contracts that you entered into. Specify to which financing these contracts relate. If appropriate, expand your disclosure related to your long-term debt in note 6 on page F-35 to describe these contracts.



* * * * *



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gary Newberry at (202) 551-3761 or April
Sifford at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact
Carmen
Moncada-Terry at (202) 551-3687 or, in her absence, Timothy
Levenberg, at (202) 551-3707 with any other questions.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director


      cc: 	VIA FACSIMILE
      	Thomas P Mason
      Vinson & Elkins LLP
      713-615-5320
Mr. Alfredo Garcia
Eagle Rock Energy Partners, L.P.
August 11, 2006
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